Exhibit 99.1

Oregon Mutual Insurance Goes Live with Sapiens Policy Administration System on the Cloud

Leading West Coast insurer adopts Sapiens PolicyPro for Property & Casualty for its homeowners line of business

Holon, Israel – April 11, 2019 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a global provider of software solutions for the insurance industry, announced today that Oregon Mutual Insurance Group (Oregon Mutual), a major provider of property & casualty insurance west of the Mississippi, has deployed Sapiens PolicyPro for Property & Casualty over the cloud for its homeowners line of business.

Sapiens’ cloud technology offers the highest levels of security and supports pre-integration with some of the industry’s leading third-party packaged solutions.

“The insurance industry is undergoing dramatic digital transformation,” said Matt Kulangara, chief information officer (CIO) at Oregon Mutual. “By replacing our legacy policy administration platform, we are now able to provide our agents with a solution that is streamlined, accurate, more integrated and easier-to-use. Our agents are pleased with the new solution and we are happy to have partnered with Sapiens to digitize our business. This is the second in a series of deployments that will ensure Oregon Mutual has cutting-edge technology to meet the increasingly complex requirements of our agents and customers.”

Oregon Mutual selected PolicyPro after a successful implementation of its homeowners comparative rating with Sapiens RatingPro for Property & Casualty. With Sapiens PolicyPro, Oregon Mutual now offers agents:

●	A streamlined policy administration system
●	A modern user interface with browser-based capabilities
●	An efficient tool for managing an agent’s book of business

From the beginning, our goal has always been to build an intuitive and easy-to-use system that would be used and appreciated by our independent agents,” said Steve Patterson, president and CEO of Oregon Mutual. “In a very short period, we have seen growing enthusiasm from our agents and the developing increase in sales as they have experience the ease of use. This project is only one of our initiatives – our IT and business departments are collaborating with the Sapiens team to continue to support our business growth and other endeavors and to inform theirs.”

“We are pleased that Oregon Mutual Insurance has gone to production with Sapiens PolicyPro and proud to be part of their digital journey. We look forward to their continued success,” said Roni Al-Dor, Sapiens’ president and CEO. “Our solutions are not only helping them to modernize their platforms, but also advancing their insurance application processes and enabling their agents to meet the ever-changing needs of current and new customers. We applaud the Oregon Mutual team for their dedication to this project and look forward to a strong, continued partnership.”

About Oregon Mutual Insurance

Founded in McMinnville, Oregon in 1894 by a close group of business owners, Oregon Mutual remains the oldest, independent, mutual insurance company west of the Mississippi.  This year marks 125 years of serving the personal, commercial, and agricultural needs of their clients across Oregon, Washington, California and Idaho. Consistently rated A- (Excellent) by AM Best’s Key Rating Guide since 1990, Oregon Mutual has demonstrated stability, management expertise, and the ability to meet financial obligations.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 450 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah, Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com